nH

NH HOTELES
Santa Engracia, 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 29 / 30

www.nh-hoteles.com
nh@nh-hotels.com


05007187

Arpil, 2005

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
APR 14 2005
WASH, D.C.
185
SECTION

SUPPL

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on Arpil-, 2005 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

NH HOTELES, S.A.

ORDINARY GENERAL MEETING OF SHAREHOLDERS

The Board of Directors of this Company, hereby gives notice to shareholders of the Ordinary General Meeting, to be held in Madrid in the Eurobuilding Hotel (c/Padre Damián 23) at 13.00 hours on April 28, on second notice, in the case that, the legally required quorum not having been reached, the said General Meeting cannot be held on first notice, -for which notice is hereby also given at the same place and time the eve of the aforementioned date- to consider and resolve on the following points in the agenda:

AGENDA

One. Examination and approval of the Annual Accounts, Management Report and proposed application of profit corresponding to fiscal year 2004 -relating to both the Company and its consolidated Group-, and the Board of Directors' administration during that financial year.

Two. Distribution of dividend chargeable to Voluntary Reserves.

Three. Renewal and appointment of Directors.

Four. Authorization to acquire, directly or indirectly, own shares in accordance with the provisions of Sections 75 and 76 of Spain's Company Law.

Five. Appointment of the financial Auditors of the Company and its consolidated Group.

Six. Amendment of Articles 11, 12, 13 and 14 of the Articles of Association relating to the General Meeting of Shareholders (attendance, representation and information rights) with the purpose of adapting their text to the new legal framework.

Seven. Delegation of powers to enter into, interpret, correct and execute the agreements adopted by the General Shareholders Meeting.

INTERVENTION OF A NOTARY IN THE GENERAL MEETING

The Board of Directors has agreed to require the presence of a Notary public to draw up the minutes of the Meeting, according to the provisions of section 114 of the Corporations Act that refers to sections 101 and 103 of the Trade Registry Regulations.

RIGHT TO INFORMATION

Pursuant to ruling legislation, we inform for the record that as from this call notice, shareholders are entitled to examine, at the Company's registered office or request the company to send them, immediately and free of charge, the following documents:

- The Annual Accounts, Management Report and proposed application of profit corresponding to fiscal year 2004 of both the Company and its consolidated Group.
- The verification Reports of the individual Annual Accounts of "NH Hoteles, S.A." and of the consolidated Annual Accounts of its Group, corresponding to the same fiscal year, issued by the firm of financial Auditors, "Deloitte & Touche España, S.L.".
- The Annual Corporate Governance Report.
- The Report of the Board of Directors on the proposed amendment of the Company's Articles of Association.
- The full text of the proposed Resolutions, approved by the Board of Directors, to be submitted to the General Meeting of Shareholders.

The aforementioned documents shall be digitally available, through the Company's web page (www.nh-hotels.com).

Pursuant to the provisions of section 112.1 of the Corporations Act, up to the seventh day prior to the expected date of the Meeting, shareholders may request information or clarification that they deem necessary, or submit the questions they think pertinent, regarding points in the Agenda or information available to the public submitted by "NH HOTELES, S.A." to the National Securities Market Commission since the last General Meeting.

RIGHTS OF ATTENDANCE AND REPRESENTATION

Those shareholders holding at least two shares may attend the Meeting called, provided that they have entered the shares in their name, not later than five days prior to the meeting, in the corresponding book-entry register and must certify this with the appropriate attendance card or certificate issued by one of the member Entities participating in the Spanish Share Clearing and Settlement Facility Company or any other way admitted by ruling legislation.

Shareholders that do not hold the required minimum number of shares to attend, may delegate in writing their representation on a shareholder entitled to attend, or join other shareholders in the same situation until they have the necessary number of shares and confer their representation in writing on one of them.

Madrid, 31st March 2005. José María Mas Millet, Secretary of the Board of Directors.